

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

By U.S. Mail and Facsimile to: (513) 534-6450

Daniel T. Poston
Executive Vice President and Chief Financial Officer
Fifth Third Bancorp
Fifth Third Center
38 Fountain Square Plaza
Cincinnati, Ohio 45263

> **Re:** **Fifth Third Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-33653**

Dear Mr. Poston:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Webb
Legal Branch Chief